UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68763 / January 30, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15144

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In the Matter of   :
                                                       :
ICP SOLAR TECHNOLOGIES, INC.,   :   ORDER MAKING FINDINGS
IDNA, INC.,   :   AND REVOKING
INFOPAGE, INC. (a/k/a TAMIJA GOLD &   :   REGISTRATIONS BY DEFAULT
    DIAMOND EXPLORATION, INC.), and   :
INTERLINK-US-NETWORK, LTD.   :

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        The Securities and Exchange Commission (Commission) instituted this proceeding with
an Order Instituting Administrative Proceedings (OIP) on December 20, 2012, pursuant to
Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that ICP
Solar Technologies, Inc. (ICP Solar), iDNA, Inc. (iDNA), Infopage, Inc. (a/k/a Tamija Gold &
Diamond Exploration, Inc.) (Infopage), and Interlink-US-Network, Ltd. (Interlink), (collectively,
Respondents) have repeatedly failed to file timely periodic reports with the Commission, in
violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

        The Office of the Secretary and the Division of Enforcement have provided evidence that
Respondents were served with the OIP by December 31, 2012, in accordance with Rules
141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii),
(iv). Answers were due ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). On
January 15, 2013, Respondents were ordered to show cause, by January 25, 2013, why the
registrations of their securities should not be revoked by default. To date, Respondents have not
filed Answers or responded to the Order to Show Cause.

        Respondents are in default for failing to file Answers or otherwise defend the proceeding.
See 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the
Commission's Rules of Practice, I find the following allegations in the OIP to be true.

        ICP Solar (Central Index Key (CIK) No. 1281872) is a revoked Nevada corporation
located in Montreal, Quebec, Canada, with a class of securities registered with the Commission
pursuant to Exchange Act Section 12(g). ICP Solar is delinquent in its periodic filings with the
Commission, having not filed any periodic reports since it filed a Form 10-Q for the period
ended October 31, 2009, which reported a net loss of over $8.5 million for the prior nine months.
As of December 14, 2012, the company's stock (symbol "ICPR") was quoted on OTC Link
(previously, "Pink Sheets") operated by OTC Markets Group, Inc. (OTC Link), had seven

market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

iDNA (CIK No. 1004981) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). iDNA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2008, which reported a net loss of over $5.9 million for the prior nine months. As of December 14, 2012, the company's stock (symbol "IDAI") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Infopage (CIK No. 716944) is a void Delaware corporation located in Edison, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Infopage is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of over $2 million for the prior nine months. As of December 14, 2012, the company's stock (symbol "TMJG") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Interlink (CIK No. 1144347) is a suspended California corporation located in Syosset, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Interlink is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 2010. As of December 5, 2012, the company's stock (symbol "IUSN") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of ICP Solar Technologies, Inc., iDNA, Inc., Infopage, Inc. (a/k/a Tamija Gold & Diamond Exploration, Inc.), and Interlink-US-Network, Ltd., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge